January 29, 2019

Christian A. Garcia
Executive Vice President and Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, Michigan 48111

       Re: Visteon Corporation
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed on February 22, 2018
           Form 8-K Furnished on July 26, 2018
           File No. 001-15827

Dear Mr. Garcia:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure